EXHIBIT 99.2

Barington Capital Group, L.P.

888 Seventh Avenue

New York, New York 10019

February 6, 2015

Mr. Leonard F. Leganza

Chairman, President and Chief Executive Officer

The Eastern Company

112 Bridge Street

Naugatuck, Connecticut 06770

Dear Len:

Barington Capital Group, L.P. represents a group of shareholders of The Eastern Company ("Eastern" or the "Company") that owns over 5.2% of the outstanding common stock of the Company. As you know, we have spoken with you on many occasions to discuss the Company, its prospects and some of our recommendations to improve long-term value at Eastern. In the last year alone, we have met with you six times at the Company’s headquarters in Connecticut and have spoken with you on numerous occasions by telephone. We have also met with two representatives of the Eastern Board.

Based on our discussions and our extensive research over the past year, we continue to believe that Eastern is undervalued given the Company's position in several industrial hardware market niches, its global manufacturing footprint, its healthy balance sheet and its culture of judiciously controlling expenses. We also see opportunities to significantly grow Eastern, both organically and through acquisitions.

Unfortunately, Eastern’s record of value creation for shareholders has been extremely disappointing. As illustrated in the table below, the Company’s common stock has significantly underperformed its peers and the market as a whole over the past two, three, five and ten-year periods:

	2 Years (2/7/13-2/4/15)	3 Years (2/6/12-2/4/15)	5 Years (2/5/10-2/4/15)	10 Years (2/7/10-2/4/15)
The Eastern Company	23.15%	5.67%	85.18%	66.50%
Wilshire 5000 Index[1]	34.69%	49.85%	114.78%	114.18%
Russell 2000 Index[1]	38.27%	56.86%	103.85%	116.60%
S&P 500 Industrial Machinery Index[1]	38.57%	57.79%	125.64%	135.96%
Barington Peers[2]	76.48%	97.88%	173.25%	78.96%
Glass Lewis Peers[3]	34.57%	49.61%	180.01%	320.22%

The Company’s share price performance is especially troubling when you consider that its performance over the past year likely includes a substantial premium associated with our publicly disclosed investment in Eastern as well as the recent acquisition proposal the Company received from Synalloy Corporation. During the twelve months preceding our September 30, 2014 Schedule 13D filing, Eastern’s share price grew by merely 1.2%. In the four months following our Schedule 13D filing, the Company’s share price has increased by over 16%.

It is our belief that Eastern's poor share price performance reflects a number of significant challenges facing the Company, including a lack of strategic focus, low returns on invested capital, anemic organic growth, poor corporate governance and excessively long-tenured directors. Moreover, it appears to us that the Company has taken little meaningful action to address these challenges despite the recommendations we have shared with you over the past year. Indeed, the recent acquisition of Argo Transdata adds another subscale business to Eastern’s portfolio, which we believe only exacerbates the Company’s lack of strategic focus.

Furthermore, the rapid rejection of the acquisition offer received from Synalloy suggests to us that you may be more focused on maintaining your current employment than on exploring opportunities to maximize value for the shareholders of Eastern. While we do not support Eastern entering into any transaction which undervalues the Company – as appears to us to be the case with the terms proposed by Synalloy – we do not agree with the Board’s decision to dismiss this transaction within 12 days of receiving the offer. It is our belief that, at a minimum, the Company should have conducted due diligence on potential synergies in order to assess whether a transaction with Synalloy could potentially create value for Eastern shareholders. Needless to say, we were greatly dismayed to read a January 17, 2015 Republican American article that states that you regularly field offers from corporations interested in merging with or acquiring Eastern, most of which are never made public, and that you do not like to respond to those that are sent by email instead of by letter.

Notwithstanding the foregoing, we are convinced that there are meaningful opportunities to substantially improve long-term shareholder value at Eastern. We therefore plan to share with you in writing a more detailed summary of the challenges that we believe the Company is facing, as well as our recommendations to enhance the Company's long-term financial and share price performance. These recommendations include, among others, measures to (i) improve Eastern's strategic focus, (ii) accelerate growth and product innovation in high-potential businesses, both organically and through targeted acquisitions, and (iii) improve Eastern’s corporate governance.

While we are patient, long-term investors, we have been extremely disappointed by the lack of progress at the Company. After years of seeing no significant new initiatives being introduced by management that we believe are likely to meaningfully improve long-term shareholder value, we can wait no longer – it is time for decisive action and change at Eastern.

To this end, we strongly believe that new, independent directors need to be promptly added to the Eastern Board. As you may know, the Board has not added a new director since 1993 and has an average director tenure of approximately 27 years. We have identified several individuals with exceptional backgrounds and experience that we believe can help you meaningfully improve long-term shareholder value. In order to comply with the advance notice provisions of the Company’s bylaws, we will be nominating two of these candidates shortly.

Barington has substantial experience investing in industrial companies, with prior investments in Ameron International, Stewart & Stevenson, Griffon Corporation, Gerber Scientific, Met-Pro, Spartech and A. Schulman, among others. We also have a 15-year track record of partnering with publicly traded companies to assist them in designing and implementing plans to improve operations, profitability, strategic focus and corporate governance. We hope to work with you to do the same at Eastern for the benefit of all of the shareholders of the Company.

Sincerely,

/s/ James A. Mitarotonda

James A. Mitarotonda

1	Source: S&P Capital IQ. Index returns are calculated assuming the reinvestment of dividends, other than the S&P 500 Industrial Machinery Index.
2

Based on our analysis, we believe the following companies are representative peer companies of Eastern: CompX International Inc. (CIX); Dynamic Materials Corporation (BOOM); Hurco Companies Inc. (HURC); Motorcar Parts of America, Inc. (MPAA); Shiloh Industries, Inc. (SHLO); Supreme Industries, Inc. (STS); and STRATTEC Security Corporation (STRT).

3	Glass Lewis utilizes the following peer companies for comparison purposes in its 2014 proxy report: Chase Corporation (CCF); UFP Technologies, Inc. (UFPT); and CompX International Inc. (CIX).